

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Robert Chmiel
Chief Executive Officer
GPB Holdings II, LP
535 W. 24th Street, 6th Floor
New York, NY 10011

> **Re: GPB Holdings II, LP**
> **Registration Statement on Form 10-12G**
> **Filed May 13, 2022**
> **File No. 000-56442**

Dear Mr. Chmiel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Trade & Services

cc: Michael J. Schwartz